                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                SCHEDULE 14D-1/A
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 11)
                                (FINAL AMENDMENT)

                             ----------------------

                  CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES
                            (Name of Subject Company)

                         COOPER RIVER PROPERTIES, L.L.C.
                            INSIGNIA PROPERTIES, L.P.
                            INSIGNIA PROPERTIES TRUST
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (Cusip Number of Class of Securities)

                             ----------------------

                                 PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                                  (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    Copy to:

                               JOHN A. HEALY, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                             ----------------------

----------------                                                         ------
CUSIP No.   NONE               14D-1/A                                   Page 2
            ----
----------------                                                         ------

==============================================================================
   1.      Name of Reporting Persons
           S.S. or I.R.S. Identification Nos. of Above Persons

                         COOPER RIVER PROPERTIES, L.L.C.
------------------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group
                                                                       (a)[ ]
                                                                       (b)[X]
------------------------------------------------------------------------------
   3.      SEC Use Only
------------------------------------------------------------------------------
   4.      Sources of Funds

                                       AF
------------------------------------------------------------------------------
   5.      Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(e) or 2(f)

                                                                          [ ]
------------------------------------------------------------------------------
   6.      Citizenship or Place of Organization

                                    DELAWARE
------------------------------------------------------------------------------
   7.      Aggregate Amount Beneficially Owned by Each
           Reporting Person
                                    11,365.6
------------------------------------------------------------------------------
   8.      Check if the Aggregate Amount in Row 7 Excludes
           Certain Shares
                                                                          [ ]
------------------------------------------------------------------------------
   9.      Percent of Class Represented by Amount in Row 7

                                      5.7%
------------------------------------------------------------------------------
   10.     Type of Reporting Person

                                       OO
==============================================================================

----------------                                                         ------
CUSIP No.   NONE               14D-1/A                                   Page 3
            ----
----------------                                                         ------

==============================================================================
   1.      Name of Reporting Persons
           S.S. or I.R.S. Identification Nos. of Above Persons

                            INSIGNIA PROPERTIES, L.P.
------------------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group
                                                                        (a)[ ]
                                                                        (b)[X]
------------------------------------------------------------------------------
   3.      SEC Use Only
------------------------------------------------------------------------------
   4.      Sources of Funds

                                       WC
------------------------------------------------------------------------------
   5.      Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(e) or 2(f)

                                                                           [ ]
------------------------------------------------------------------------------
   6.      Citizenship or Place of Organization

                                    DELAWARE
------------------------------------------------------------------------------
   7.      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    11,365.6
------------------------------------------------------------------------------
   8.      Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                           [ ]
------------------------------------------------------------------------------
   9.      Percent of Class Represented by Amount in Row 7

                                      5.7%
------------------------------------------------------------------------------
   10.     Type of Reporting Person

                                       PN
===============================================================================

----------------                                                         ------
CUSIP No.   NONE                    14D-1/A                              Page 4
            ----
----------------                                                         ------

==============================================================================
   1.      Name of Reporting Persons
           S.S. or I.R.S. Identification Nos. of Above Persons

                            INSIGNIA PROPERTIES TRUST
------------------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group
                                                                        (a)[ ]
                                                                        (b)[X]
------------------------------------------------------------------------------
   3.      SEC Use Only
------------------------------------------------------------------------------
   4.      Sources of Funds

                                 NOT APPLICABLE
------------------------------------------------------------------------------
   5.      Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(e) or 2(f)

                                                                           [ ]
------------------------------------------------------------------------------
   6.      Citizenship or Place of Organization

                                    MARYLAND
------------------------------------------------------------------------------
   7.      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    11,365.6
------------------------------------------------------------------------------
   8.      Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                           [ ]
------------------------------------------------------------------------------
   9.      Percent of Class Represented by Amount in Row 7

                                      5.7%
------------------------------------------------------------------------------
   10.     Type of Reporting Person

                                       OO
==============================================================================

----------------                                                         ------
CUSIP No.   NONE                    14D-1/A                              Page 5
            ----
----------------                                                         ------

==============================================================================
   1.      Name of Reporting Persons
           S.S. or I.R.S. Identification Nos. of Above Persons

                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
------------------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group
                                                                        (a)[ ]
                                                                        (b)[X]
------------------------------------------------------------------------------
   3.      SEC Use Only
------------------------------------------------------------------------------
   4.      Sources of Funds

                                 NOT APPLICABLE
------------------------------------------------------------------------------
   5.      Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(e) or 2(f)

                                                                           [ ]
------------------------------------------------------------------------------
   6.      Citizenship or Place of Organization

                                    MARYLAND
------------------------------------------------------------------------------
   7.      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    90,715.6
------------------------------------------------------------------------------
   8.      Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                           [ ]
------------------------------------------------------------------------------
   9.      Percent of Class Represented by Amount in Row 7

                                      45.6%
------------------------------------------------------------------------------
   10.     Type of Reporting Person

                         CO
==============================================================================

                       AMENDMENT NO. 11 TO SCHEDULE 14D-1

             This Amendment No. 11 constitutes the final amendment to the Tender Offer Statement on Schedule 14D-1 of Cooper River Properties, L.L.C. (the "Purchaser"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Apartment Investment and Management Company ("AIMCO"), originally filed with the Commission on July 30, 1998, as amended by Amendment No. 1 filed with the Commission on August 18, 1998, Amendment No. 2 filed with the Commission on August 27, 1998, Amendment No. 3 filed with the Commission on September 2, 1998, Amendment No. 4 filed with the Commission on September 9, 1998, Amendment No. 5 filed with the Commission on September 21, 1998, Amendment No. 6 filed with the Commission on September 28, 1998, Amendment No. 7 filed with the Commission on October 5, 1998, Amendment No. 8 filed with the Commission on October 19, 1998, Amendment No. 9 filed with the Commission on November 17, 1998 and Amendment No. 10 filed with the Commission on December 15, 1998 (the "Schedule 14D-1"). The Schedule 14D-1 relates to the tender offer of the Purchaser for up to 50,000 of the outstanding units of limited partnership interest (the "Units") of Consolidated Capital Institutional Properties (the "Partnership"), at a purchase price of $415 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 30, 1998 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase and the original Schedule 14D-1.


ITEM 6.      INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

             (a) - (b) At 5:00 p.m., New York time, on Monday, December 14, 1998, the Offer expired pursuant to its terms. A total of 11,365.6 Units, representing approximately 5.7% of the outstanding Units, were validly tendered and not withdrawn pursuant to the Offer. Prior to payment for those Units by the Purchaser, the Partnership paid a cash distribution of $134.64 per Unit. Accordingly, the Purchase Price was decreased by $134.64 per Unit to $280.36 per Unit in accordance with the terms of the Offer. The Purchaser has accepted for payment, and the Depositary has mailed checks in payment of, all of those Units at the revised price of $280.36 per Unit.



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




                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 15, 1999

                                              COOPER RIVER PROPERTIES, L.L.C.

                                              By:    Insignia Properties, L.P.,
                                                     its managing member

                                              By:    Insignia Properties Trust,
                                                     its general partner


                                              By:    /s/ PATRICK J. FOYE
                                                    ---------------------------
                                                    Patrick J. Foye
                                                    Executive Vice President


                                              INSIGNIA PROPERTIES, L.P.

                                              By:    Insignia Properties Trust,
                                                    its general partner


                                              By:    /s/ PATRICK J. FOYE
                                                    ---------------------------
                                                    Patrick J. Foye
                                                    Executive Vice President


                                              INSIGNIA PROPERTIES TRUST


                                              By:    /s/ PATRICK J. FOYE
                                                    ---------------------------
                                                    Patrick J. Foye
                                                    Executive Vice President


                                              APARTMENT INVESTMENT AND
                                              MANAGEMENT COMPANY


                                              By:    /s/ PATRICK J. FOYE
                                                    ---------------------------
                                                    Patrick J. Foye
                                                    Executive Vice President



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